SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 11)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 16 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,895,022 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,895,022 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,895,022 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.85% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 256,035 shares of common stock, warrants to purchase 324,735 shares of common stock, 5,901,156 shares of common stock issuable as of July 19, 2012 upon the conversion of an aggregate of 36,807 shares of Series A-1 Convertible Preferred Stock, 9,645,043 shares of common stock issuable as of July 19, 2012 upon the conversion of an aggregate of 27,952 shares of Series A-2 Convertible Preferred Stock, and 768,053 shares of common stock issuable as of July 19, 2012 upon the conversion of an aggregate of 2,677 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  Based on 21,888,938 outstanding shares of common stock of the Company as reported in the Company's Quarterly Report on Form 10-Q filed by the Company on May 15, 2012 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,130,709 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,130,709 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,130,709 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92% (4)
14	TYPE OF REPORTING PERSON PN

(3)    Comprised of 34,252 shares of common stock, warrants to purchase 21,414 shares of common stock, 388,953 shares of common stock issuable as of July 19, 2012 upon the conversion of 2,426 shares of Series A-1 Convertible Preferred Stock, 635,595 shares of common stock issuable as of July 19, 2012 upon the conversion of 1,842 shares of Series A-2 Convertible Preferred Stock, and 50,495 shares of common stock issuable as of July 19, 2012 upon the conversion of 176 shares of Series A-3 Convertible Preferred Stock.

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,037,726 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,037,726 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,037,726 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.69% (6)
14	TYPE OF REPORTING PERSON PN

(5)  Comprised of 84,934 shares of common stock, warrants to purchase 116,172 shares of common stock, 2,111,186 shares of common stock issuable as of July 19, 2012 upon the conversion of 13,168 shares of Series A-1 Convertible Preferred Stock, 3,450,576 shares of common stock issuable as of July 19, 2012 upon the conversion of 10,000 shares of Series A-2 Convertible Preferred Stock, and 274,858 shares of common stock issuable as of July 19, 2012 upon the conversion of 958 shares of Series A-3 Convertible Preferred Stock.

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,726,587 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,726,587 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,726,587 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.90% (8)
14	TYPE OF REPORTING PERSON PN

(7)  Comprised of 136,849 shares of common stock, warrants to purchase 187,149 shares of common stock, 3,401,017 shares of common stock issuable as of July 19, 2012 upon the conversion of 21,213 shares of Series A-1 Convertible Preferred Stock, 5,558,872 shares of common stock issuable as of July 19, 2012 upon the conversion of 16,110 shares of Series A-2 Convertible Preferred Stock, and 442,700 shares of common stock issuable as of July 19, 2012 upon the conversion of 1,543 shares of Series A-3 Convertible Preferred Stock.

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,078,081 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,078,081 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,078,081 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.70% (10)
14	TYPE OF REPORTING PERSON PN

(9)  Comprised of 67,524 shares of common stock, warrants to purchase 39,249 shares of common stock, 713,134 shares of common stock issuable as of July 19, 2012 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock, 1,165,503 shares of common stock issuable as of July 19, 2012 upon the conversion of 3,378 shares of Series A-2 Convertible Preferred Stock, and 92,671 shares of common stock issuable as of July 19, 2012 upon the conversion of 323 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund International, Limited.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,078,081 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,078,081 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,078,081 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.70% (12)
14	TYPE OF REPORTING PERSON CO

(11) Comprised of 67,524 shares of common stock, warrants to purchase 39,249 shares of common stock, 713,134 shares of common stock issuable as of July 19, 2012 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock, 1,165,503 shares of common stock issuable as of July 19, 2012 upon the conversion of 3,378 shares of Series A-2 Convertible Preferred Stock, and 92,671 shares of common stock issuable as of July 19, 2012 upon the conversion of 323 shares of Series A-3 Convertible Preferred Stock.

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,973,103 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,973,103 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,973,103 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.80% (14)
14	TYPE OF REPORTING PERSON IN

(13)  Comprised of an aggregate of 323,559 shares of common stock, warrants to purchase 363,984 shares of common stock, 6,614,290 shares of common stock issuable as of July 19, 2012 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock, 10,810,546 shares of common stock issuable as of July 19, 2012 upon the conversion of an aggregate of 31,330 shares of Series A-2 Convertible Preferred Stock, and 860,724 shares of common stock issuable as of July 19, 2012 upon the conversion of an aggregate of 3,000 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International, Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011, Amendment No. 5 filed on June 13, 2011, Amendment No. 6 filed on June 24, 2011, Amendment No. 7 filed on September 7, 2011, Amendment No. 8 filed on January 12, 2012, Amendment No. 9 filed on March 16, 2012 and Amendment No. 10 filed on May 9, 2012 with respect to the securities of Talon Therapeutics, Inc. (the “Company”) (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 11. Only those items hereby reported in this Amendment No. 11 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No.1 to the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

In accordance with the Second Amendment to Facility Agreement, dated as of January 9, 2012, to that certain Facility Agreement, dated as of October 30, 2007, as amended (the “Facility Agreement”), between the Company, Deerfield Private Design Fund, Deerfield Special Situations Fund, Deerfield Special Situations International and Deerfield Private Design International (as previously reported on Amendment No. 8 filed January 12, 2012 by the Reporting Persons), in lieu of the Company’s interest payment obligation under the Facility Agreement in the aggregate amount of $675,332.19 for the quarter ended June 30, 2012, on June 29, 2012, the Company issued and delivered to the Reporting Persons an aggregate of 6,752 shares of Series A-2 Convertible Preferred Stock (convertible as of June 29, 2012 into an aggregate of  2,250,666 shares of Common Stock) and paid cash in lieu of fractional shares an aggregate amount of $132.19.  The shares of Series A-2 Convertible Preferred Stock issued and delivered to the Reporting Persons consisted of (i) 397 shares of Series A-2 Convertible Preferred Stock (convertible as of June 29, 2012 into 132,333 shares of Common Stock) issued to Deerfield Special Situations Fund, (ii) 728 shares of Series A-2 Convertible Preferred Stock (convertible as of June 29, 2012 into 242,667 shares of Common Stock) issued to Deerfield Special Situations International, (iii)  2,155 shares of Series A-2 Convertible Preferred Stock (convertible as of June 29, 2012 into 718,333 shares of Common Stock) issued to Deerfield Private Design Fund, and (iv) 3,472 shares of Series A-2 Convertible Preferred Stock (convertible as of June 29, 2012 into 1,157,333 shares of Common Stock) issued to Deerfield Private Design International.

Set forth below is the source and amount of funds and other consideration utilized by Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International and Deerfield Special Situations International (collectively, the “Deerfield Purchasers”) to acquire the shares of Series A-3 Convertible Preferred Stock of the Company (the “Series A-3 Preferred Stock”) reported herein as being held by them.

CUSIP No. 87484H104
Deerfield Special Situations Fund utilized available cash assets in the amount of $17,600 to acquire 176 shares of Series A-3 Preferred Stock.  Deerfield Private Design Fund utilized available cash assets in the amount of $95,800 to acquire 958 shares of Series A-3 Preferred Stock.  Deerfield Private Design International utilized available cash assets in the amount of $154,300 to acquire 1,5743 shares of Series A-3 Preferred Stock.  Deerfield Special Situations International utilized available cash assets in the amount of $32,300 to acquire 323 shares of Series A-3 Preferred Stock.  Cash funds for the purchase of the Series A-3 Preferred Stock were derived from general working capital, and includes funds provided by investors in the Deerfield Purchasers.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Amendment No. 1 to 2012 Investment Agreement

On July 3, 2012, the Company entered into an Amendment No. 1 to the Investment Agreement, (the “Amendment to the 2012 Investment Agreement”) dated as of January 9, 2012, with Warburg Pincus Private Equity X, L.P. and Warburg Pincus Partners, L.P. (together, the “Warburg Purchasers”) and the Deerfield Purchasers, to provide for a minimum tranche size of 30,000 shares of Series A-3 Preferred Stock (rather than a minimum tranche size of 50,000 shares of Series A-3 Preferred Stock) in connection with the exercise by the Warburg Purchasers of their contractual right to acquire shares of the Company’s Series A-3 Preferred.  Pursuant to the Amendment to the 2012 Investment Agreement, on July 3, 2012, (i) the Warburg Purchasers purchased 27,000 shares of Series A-3 Preferred Stock for an aggregate purchase price of $2,700,000 and (ii) the Deerfield Purchasers purchased 3,000 shares of Series A-3 Preferred Stock for an aggregate purchase price of $300,000.

The summary contained herein of the Amendment to the 2012 Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference as Exhibit 99.24 thereto, and which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock or Series A-2 Preferred Stock after May 7, 2012.

(a)

(1)	Reporting Persons

Number of shares:  18,973,103 (13)
Percentage of shares:  46.80% (2)

CUSIP No. 87484H104

(2)	Deerfield Capital

Number of shares:  16,895,022 (1)
Percentage of shares:  43.85% (2)

(3)	Deerfield Special Situations Fund

Number of shares:  1,130,709 (3)
Percentage of shares:  4.92% (2)

(4)	Deerfield Private Design Fund

Number of shares:  6,037,726 (5)
Percentage of shares:  21.69% (2)

(5)	Deerfield Private Design International

Number of shares:  9,726,587 (7)
Percentage of shares:  30.90% (2)

(6)	Deerfield Management

Number of shares:  2,078,081 (9)
Percentage of shares:  8.70% (2)

(7)	Deerfield Special Situations International

Number of shares:  2,078,081 (11)
Percentage of shares:  8.70% (2)

(8)	Flynn

Number of shares:  18,973,103 (13)
Percentage of shares:  46.80% (2)

(b)

(1)	Deerfield Capital

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   16,895,022 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   16,895,022 shares (1)

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   1,130,709 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   1,130,709 shares (3)

CUSIP No. 87484H104

(3)	Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   6,037,726 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   6,037,726 shares (5)

(4)	Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   9,726,587 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   9,726,587 shares (7)

(5)	Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   2,078,081 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   2,078,081 shares (9)

(6)	Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   2,078,081 shares (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   2,078,081 shares (11)

(7)	Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  18,973,103 shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  18,973,103 shares (13)

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(c)              The following table sets forth the transactions effected by the Reporting Persons in the shares of Common Stock of the Company since the filing of Amendment No. 10 to the Schedule 13D.  All transactions listed below were effected as open market sales.

CUSIP No. 87484H104
Date	Seller	Number of Shares of Common Stock Sold	Price
06/26/2012	Deerfield Special Situations Fund, L.P.	6,597	$0.98
06/26/2012	Deerfield Special Situations Fund International, Limited	13,005	$0.98
06/26/2012	Deerfield Private Design Fund, L.P.	16,358	$0.98
06/26/2012	Deerfield Private Design International, L.P.	26,357	$0.98
06/27/2012	Deerfield Special Situations Fund, L.P.	12,307	$1.00
06/27/2012	Deerfield Special Situations Fund International, Limited	24,262	$1.00
06/27/2012	Deerfield Private Design Fund, L.P.	30,517	$1.00
06/27/2012	Deerfield Private Design International, L.P.	49,170	$1.00
06/28/2012	Deerfield Special Situations Fund, L.P.	23,268	$1.07
06/28/2012	Deerfield Special Situations Fund International, Limited	45,871	$1.07
06/28/2012	Deerfield Private Design Fund, L.P.	57,697	$1.07
06/28/2012	Deerfield Private Design International, L.P.	92,964	$1.07
06/29/2012	Deerfield Special Situations Fund, L.P.	20,604	$1.14
06/29/2012	Deerfield Special Situations Fund International, Limited	40,619	$1.14
06/29/2012	Deerfield Private Design Fund, L.P.	51,091	$1.14
06/29/2012	Deerfield Private Design International, L.P.	82,321	$1.14
07/02/2012	Deerfield Special Situations Fund, L.P.	17,629	$1.20
07/02/2012	Deerfield Special Situations Fund International, Limited	34,752	$1.20
07/02/2012	Deerfield Private Design Fund, L.P.	43,713	$1.20
07/02/2012	Deerfield Private Design International, L.P.	70,433	$1.20
07/03/2012	Deerfield Special Situations Fund, L.P.	58,303	$1.33
07/03/2012	Deerfield Special Situations Fund International, Limited	114,937	$1.33
07/03/2012	Deerfield Private Design Fund, L.P.	144,572	$1.33
07/03/2012	Deerfield Private Design International, L.P.	232,940	$1.33
07/05/2012	Deerfield Special Situations Fund, L.P.	57,165	$1.22
07/05/2012	Deerfield Special Situations Fund International, Limited	112,693	$1.22
07/05/2012	Deerfield Private Design Fund, L.P.	141,750	$1.22
07/05/2012	Deerfield Private Design International, L.P.	228,392	$1.22

CUSIP No. 87484H104
As described under Item 3 above, on June 29, 2012, in lieu of the Company’s interest payment obligation under the Facility Agreement for the quarter ended June 30, 2012, the Company issued and delivered to the Reporting Persons an aggregate of 6,752 shares of Series A-2 Convertible Preferred Stock, consisting of (i) 397 shares of Series A-2 Convertible Preferred Stock issued to Deerfield Special Situations Fund, (ii) 728 shares of Series A-2 Convertible Preferred Stock issued to Deerfield Special Situations International, (iii)  2,155 shares of Series A-2 Convertible Preferred Stock issued to Deerfield Private Design Fund, and (iv) 3,472 shares of Series A-2 Convertible Preferred Stock issued to Deerfield Private Design International.

As described under Item 3 above, on July 3, 2012, Deerfield Special Situations Fund acquired 176 shares of Series A-3 Preferred Stock, Deerfield Private Design Fund acquired 958 shares of Series A-3 Preferred Stock, Deerfield Private Design International acquired 1,153 shares of Series A-3 Preferred Stock and Deerfield Special Situations International acquired 323 shares of Series A-3 Preferred Stock pursuant to the terms of the Amendment to the 2012 Investment Agreement. Shares of Series A-3 Preferred Stock are convertible into Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The responses set forth in Item 4 of this Amendment No. 11 are hereby incorporated by reference.

CUSIP No. 87484H104

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.24	Amendment to the 2012 Investment Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on July 5, 2012).

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2012

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

CUSIP No. 87484H104

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL, LIMITED

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 24 to the Form 4 filed by the Reporting Persons on July 9, 2012 with respect to the Company.